FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)
1500 - 625 Howe Street
Vancouver, British Columbia V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

November 2, 2005

ITEM 3. NEWS RELEASE

A news release was issued by the Company on November 2, 2005 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Pan American Silver Corp. recorded net earnings of $2.3 million in the third quarter versus $3.3 million in the year-earlier period. Earnings in the 2004 period were higher primarily due to higher concentrate sales from inventory.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

THIRD QUARTER HIGHLIGHTS

•	Silver production of 3.2 million ounces, a new quarterly record.

•	Cash production costs in the third quarter decreased 8% over the first six months of 2005 to $4.15/oz.

•	Consolidated revenue of $30.0 million, a new quarterly record.

•	Cash flow from operations (before changes in non-cash working capital) of $7.0 million.

•	Mine operating earnings of $4.9 million.

•	Net earnings of $2.3 million or $0.03/share.

•	Production at San Vicente resumed.

•	Alamo Dorado construction on schedule and on budget.

•	2005 silver production on target for 12.5 million ounces. Production set to double by 2008.

FINANCIAL RESULTS

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) recorded net earnings of $2.3 million in the third quarter versus $3.3 million in the year-earlier period. Earnings in the 2004 period were higher primarily due to higher concentrate sales from inventory.

Consolidated revenue for the third quarter of 2005 was $30.0 million, a 10% increase over 2004 due to higher metal prices and increased silver production. Cash flow from operations before changes in working capital held steady at $7.0 million versus $7.1 million in 2004. Mine operating earnings in the quarter decreased to $4.9 million from $5.9 million in the year-earlier period, due primarily to increased depreciation and amortization expenses.

Consolidated cash production costs declined 8% from the first half of 2005. Higher energy and labour costs at all operations were offset by increased productivity and the very strong performance at Morococha. Costs are expected to hold at current levels for the remainder of the year.

Consolidated silver production in the third quarter totaled 3,202,289 ounces, a 1% increase over the third quarter of 2004 and a new quarterly record. Zinc production in the quarter decreased 4% over 2004 levels to 9,977 tonnes while lead production dropped 15% to 4,113 tonnes due to lower grades at Huaron and Quiruvilca offset by higher grades at Morococha. Copper production decreased 5% to 1,042 tonnes due to lower production from Huaron and Morococha partially offset by higher production at Quiruvilca.

For the nine months ended September 30, 2005, consolidated revenue totaled $81.0 million, a 28% increase over the first nine months of 2004, due to increased silver production and higher realized base metal prices. In the first nine months, the Company’s net loss was $0.5 million. In the year-earlier period, net earnings were $4.2 million, including a one-time gain of $3.6 million on the sale of land.

Consolidated silver production in the first three quarters of 2005 totaled 9,286,658 ounces, a 15% increase over the first three quarters of 2004 due to the first full year of production from Morococha. Zinc production in the first three quarters increased 13% to 28,094 tonnes, while lead production decreased 11% to 11,492 tonnes and copper production rose 27% to 3,020 tonnes.

At September 30, 2005 working capital was $89.2 million, including cash and short-term investments of $68.4 million. Working capital is $7.4 million less than at June 30, 2005 due primarily to expenditures on the construction of the Alamo Dorado silver project in Mexico.

Geoff Burns, President and CEO of Pan American Silver stated: ”We set a new record for silver production this quarter, we decreased our unit costs over the first two quarters of this year and we were profitable. We’ve resumed production at San Vicente ahead of schedule and the construction of Alamo Dorado remains on time and on budget. The star performer this quarter, though, has been Morococha, which just keeps getting better and better. ”

OPERATIONS AND DEVELOPMENT HIGHLIGHTS

PERU

The 87%-owned Morococha mine turned in a record quarter, producing 705,981 ounces of silver at a cash cost of $1.99/oz. Increased throughput and better metal recoveries more than offset slightly lower grades than in the corresponding period of 2004. Exploration drilling continues in order to add to the 23 million new ounces of silver reserves and resources delineated in the first half of the year. A ramp is being developed to access a portion of the newly discovered reserves and as of September 30 was approximately 30% complete. A series of mill upgrades are underway and are scheduled for completion in December, which will allow for an estimated 10% increase in production in 2006.

The Quiruvilca mine produced 579,586 ounces of silver in the third quarter, on par with second quarter production levels. Cash costs declined to $3.55/oz thanks to the installation of a new conveyor system on the 340 level of the mine to transport ore and waste, which has helped lower unit costs.

The Huaron mine produced 940,400 ounces of silver in the third quarter, an 11% decrease over the third quarter of 2004 but an improvement over first and second-quarter levels. Cash costs remain above those of 2004 as the mine continues to be hampered by lower zinc grades and recovery rates in the ore currently being mined. Several initiatives have been undertaken to improve zinc recoveries and metallurgical testing continues.

In the third quarter the Silver Stockpile operation sold 158,578 ounces of silver, versus 231,115 ounces in the third quarter of 2004 due to decreased demand for the ore from the Doe Run smelter in Peru. Production costs have increased as a reflection of the royalty now being paid to the Peruvian company Volcan under the operation’s purchase agreement.

MEXICO

The La Colorada mine also turned in a record performance in the third quarter, producing 817,744 ounces of silver, bringing its total for the year to 2,249,760 ounces. Cash costs declined to $5.48/oz from $7.05/oz in the corresponding period of 2004. Mining and stockpiling of sulphide ore is underway and the resumption of sulphide processing remains on track for April 2006. Processing the sulphides will add approximately 0.9 million ounces of silver annually to production at a cash cost of $2.20/oz, substantially decreasing the mine’s overall unit costs.

Construction of the Alamo Dorado mine, which commenced in the first quarter of 2005, is on schedule and on budget. Commercial production of 5 million ounces of silver annually is expected to begin in late 2006. More than 60% of the engineering design work and 20% of construction has been completed. The truck maintenance and warehouse facility are fully operational, the lab and offices are being erected and prestripping of the open pit has begun. During the quarter, the Company spent $10.5 million on equipment and construction, bringing the total spent year-to-date to $16.1 million including feasibility work. An additional $13 million is expected to be spent over the remainder of 2005.

ARGENTINA

The Company is in the final stages of the feasibility study on the 50% owned Manantial Espejo joint venture in Argentina, which remains on target for completion at year-end. An environmental impact study has been completed, which will be submitted to Argentine authorities in November, along with proposals for the development of local infrastructure. Upon mine development, the project is expected to produce in excess of 4 million ounces of silver and 60,000 ounces of gold annually (100% basis).

BOLIVIA

In October, Pan American resumed production at the San Vicente mine under a toll milling agreement with a nearby mill. Pan American also renegotiated its agreement with the Bolivian mining company, EMUSA, to increase Pan American’s interest in San Vicente from 50% to 55%. The joint venture is now processing approximately 300 tonnes of ore per day, which is expected to add in excess of 100,000 ounces of silver to Pan American’s production total over the remainder of 2005. The Company plans to continue mining and toll milling at a rate of 200-300 tonnes per day until the refurbishment of the mill onsite at San Vicente is completed in mid-2006. Upon completion, the operation will ramp up to a nominal rate of 600 tonnes per day for annual production to Pan American’s account of 1.5 million ounces of silver at a cash cost of less than $3/oz.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. EXECUTIVE OFFICER

For further information, please contact:

Name:  Brenda Radies
Office:  Vice President Corporate Relations
Telephone: (604) 684-1175

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 2nd day of November, 2005.

“Signed”

Brenda Radies Vice President, Corporate Relations